PROSPECTUS SUPPLEMENT


                        ALAMOGORDO FINANCIAL CORPORATION

                      Up to 472,133 Shares of Common Stock

================================================================================

Alamogordo Financial Corporation, the holding company for Alamogordo Federal Savings and Loan Association, is offering shares of its common stock for a purchase price of $10.00 per share. Alamogordo Financial Corporation is the wholly-owned subsidiary of AF Mutual Holding Company. The shares we are offering will represent 28.0% of the shares of common stock outstanding after the offering. AF Mutual Holding Company will own 72.0% of our shares outstanding after the offering. We expect that Alamogordo Financial's common stock will be quoted on the OTC Bulletin Board under the symbol "ALMO."

Alamogordo Financial originally offered shares of its common stock in a prospectus dated February 11, 2000. This prospectus supplement describes material changes to the terms of the stock offering and updates the pro forma financial information as of, and for the fiscal quarter ended, December 31, 1999. You should read this prospectus supplement along with the prospectus dated February 11, 2000.

If you subscribed for shares of our common stock, this prospectus supplement describes how you may maintain, increase, decrease or cancel your order. If you subscribed for shares, and you do not return a completed and signed supplemental order form to either office of Alamogordo Federal by 4:30 p.m., local time, on May 4, 2000, your original order will be automatically canceled and your funds will be returned promptly with interest or your withdrawal authorization will be terminated.

================================================================================

                              TERMS OF THE OFFERING

                             Price: $10.00 Per Share


                                                                      Adjusted
                                       Minimum         Maximum         Maximum
                                     -----------     -----------     -----------
Number of shares ...............         303,450         410,550         472,133
Underwriting commissions
 and fixed expenses ............     $   650,000     $   650,000     $   650,000
Net proceeds ...................     $ 2,385,000     $ 3,455,500     $ 4,071,330
Net proceeds per share .........     $      7.86     $      8.42     $      8.62

      The Adjusted Maximum column reflects that we may increase the maximum number of shares that we may sell to up to 472,133 shares. We will not sell more than 410,550 shares unless the Office of Thrift Supervision approves the increase. Subscribers are not required to be notified of any increase in the number of shares that we sell.

                               -------------------

                 This investment involves a high degree of risk,
                      including possible loss of principal.

    PLEASE READ THE RISK FACTORS BEGINNING ON PAGE 12 OF THE PROSPECTUS DATED
           FEBRUARY 11, 2000 AND PAGE 7 OF THIS PROSPECTUS SUPPLEMENT

These securities are not deposits or accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission, the Office of Thrift Supervision, the Federal Deposit Insurance Corporation, nor any state securities regulator has approved or disapproved these securities or determined if this prospectus is accurate or complete. It is illegal for anyone to tell you otherwise.

We are offering the common stock on a best efforts basis, and subject to certain other conditions. The minimum number of shares that you may purchase is 25 shares. Payments received prior to closing will be held in an account at Alamogordo Federal Savings and Loan Association which will bear interest at Alamogordo Federal Savings and Loan Association's passbook rate.

                               ------------------

                          KEEFE, BRUYETTE & WOODS, INC.

                               ------------------

            The date of this prospectus supplement is April 11, 2000

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

THE EXTENDED OFFERING ....................................................     3

ADDITIONAL RISK FACTOR ...................................................     7

ADDITIONAL INFORMATION ...................................................     7

ALAMOGORDO FEDERAL'S REGULATORY CAPITAL COMPLIANCE .......................     8

ALAMOGORDO FINANCIAL'S CAPITALIZATION ....................................     9

PRO FORMA DATA ...........................................................    10

QUARTERLY REPORT ON FORM 10-QSB FOR QUARTER ENDED DECEMBER 31, 1999 ......   Q-1

                              THE EXTENDED OFFERING

Summary

     From February 11, 2000, to March 15, 2000, Alamogordo Financial offered for sale to its customers and others, between 624,750 and 972,038 shares of its common stock for $10.00 per share. Alamogordo Financial was not able to complete the offering because it received orders to purchase only 230,000 shares (excluding the order placed by Alamogordo Federal's Employee Stock Ownership
Plan), which is less than the minimum necessary to complete the offering. Because it did not receive orders for the minimum number of shares offered, Alamogordo Financial is extending the offering period, and amending some of the terms of the offering. The purpose of this prospectus supplement is to describe these changes.

     In addition, this prospectus supplement will give you information about ordering stock. If you ordered stock during the original offering period, the prospectus supplement will describe how you can modify or cancel your original order. If you did not order stock during the original offering period, this prospectus supplement will describe how you may do so now.

     The following information describes certain material changes to the terms of the offering described in the prospectus dated February 11, 2000. You should read the February 11 prospectus along with this prospectus supplement, as this supplement includes only information that has changed, and in most cases does not repeat information that has not materially changed.

Change to the Independent Valuation

     As described in the February 11 prospectus, RP Financial advised Alamogordo Financial that in its opinion, dated January 21, 2000, the estimated pro forma market value of the common stock of Alamogordo Financial on a fully converted basis, ranged from a minimum of $12.75 million to a maximum of $17.25 million with a midpoint of $15.0 million. RP Financial has updated its valuation, and has considered the following noteworthy items:

     o an updated comparison of Alamogordo Financial's financial condition and operating results versus a peer group of companies,

     o    a review of stock market conditions since January 21, 2000, and

     o the results of Alamogordo Financial's offering at the end of the offering period on March 15, 2000.

     Based on the items described above, along with the factors considered in its January 21, 2000, valuation report, RP has advised Alamogordo Financial that in its opinion, dated March 17, 2000, the estimated pro forma market value of the common stock of Alamogordo Financial on a fully converted basis, ranged from a minimum of $10.8 million to a maximum of $15.0 million with a midpoint of $12.75 million. This represents a 15% decrease from the January 21, 2000 valuation.

     A lower valuation will mean that there will be fewer shares of our common stock outstanding after the offering. As a result, each share sold in the offering will represent a larger percentage of our total outstanding shares. Please note, however, that the current midpoint of the appraised value range is equal to the minimum of the January 21, 2000 appraised value range. As a result, a final valuation that exceeds the midpoint of the appraised value range, will also exceed the minimum of the January 21, 2000 appraised value range. We cannot assure you that the final valuation will be lower than the January 21, 2000 appraised value range. In addition, we cannot assure you that the updated appraisal reflects the actual market value of Alamogordo Financial, or that you will be able to sell shares of common stock for $10.00 or more.

Change in the Percentage of Our Shares that We Will Sell in the Offering

     We are offering fewer shares in the offering. Fewer shares will be offered because of the change in the independent valuation that we previously described, and also because we are offering a smaller percentage of our to-be outstanding shares in the offering. Rather than selling 49.0% of our to-be outstanding shares in the offering and issuing 51.0% to AF Mutual Holding Company, we have decided to sell 28.0% of our to-be outstanding shares in the offering, and issue 72.0% to AF Mutual Holding Company. As a result of the decrease in the percentage of to-be outstanding shares that will be sold in the offering, and the decrease in the updated valuation, the minimum number of shares that must be sold in order for the offering to be successfully completed has been lowered to 303,450 shares from 624,750 shares. Alamogordo Financial has affirmed its decision that the common stock will be sold at $10.00 per share.

     As a result of changes in financial markets, the maximum of the appraised value range, and the number of shares we sell in the offering and issue to AF Mutual Holding Company, may increase by up to 15%. If we increase the number of shares by 15%, we will still sell 28.0% of the shares in the offering and issue 72.0% to AF Mutual Holding Company. If we increase the number of shares we issue by 15%, we will sell 472,133 shares in the offering, we will issue 1,214,155 shares to AF Mutual Holding Company, and we will have a total of 1,686,187 shares outstanding after the offering. If we increase the number of shares we issue by no more than 15%, you will not have the opportunity to change or cancel your stock order.

Change in Our Policy Regarding Dividends

     Our board of directors has decided to increase the dividend that Alamogordo Financial will pay, and currently intends to pay quarterly cash dividends of between $.075 and $.125 per share, which is an annual rate of between 3.0% and 5.0%, based on the $10.00 per share offering price. The payment of dividends will depend upon a number of factors, including the following:

     o    capital requirements,

     o Alamogordo Financial's and Alamogordo Federal's financial condition and results of operations,

     o    tax considerations,

     o    statutory and regulatory limitations, and

     o    general economic conditions.

     Although we intend to do so, we do not guaranty that we will in fact pay dividends or that if we do pay a dividend that it will not be lower than the amount stated above.

Procedures to Modify or Maintain Your Orders

     We are giving all persons who submitted orders in the stock offering the opportunity to maintain their original orders, to increase or decrease the number of shares for which they subscribed, or to cancel their original order. If you ordered stock on or prior to March 15, 2000, regardless of the amount you ordered, you may now choose to:

     o maintain your original order for the number of shares indicated on your previously submitted stock order form;

     o increase the number of shares for which you subscribed, subject to the maximum purchase limitations;

     o decrease the number of shares for which you subscribed, with any excess payment to be refunded promptly or any excess authorization for withdrawal to be canceled promptly; or

     o cancel your order in its entirety, with any payment to be refunded, with interest, and any authorization for withdrawal to be canceled promptly.

     To maintain, increase, decrease or cancel your original order, you must return a completed and signed supplemental order form to either office of Alamogordo Federal by 4:30 p.m., local time, on May 4, 2000. After Alamogordo Federal receives your supplemental order form you may not modify or rescind it without Alamogordo Federal's consent unless the offering is further extended beyond May 4, 2000. If Alamogordo Federal does not receive your completed supplemental order form on or before May 4, 2000, your original order will be automatically canceled and your funds will be returned promptly with interest or your withdrawal authorization will be terminated.

     If you wish to maintain your original order, you must indicate your intention on the supplemental order form and return it to Alamogordo Federal. If you wish to increase your order you may do so by returning the supplemental order form along with full payment or with a withdrawal authorization from a deposit account at Alamogordo Federal for the amount of additional shares ordered. If you wish to decrease or cancel your order you may do so by returning the supplemental order form marked accordingly, and you will receive a prompt refund with interest, or a reduction in the amount of your withdrawal authorization, as applicable, for all or part of your original order.

     If an original stock order form contained more than one signature, the supplemental order form should be signed by all persons who signed the original stock order form. Alamogordo Financial reserves the right to treat the supplemental order form as invalid if it is not signed by all persons who signed the original stock order form.

Procedures to Submit New Orders

     Persons who have not subscribed for common stock as of the date of this prospectus supplement may also be offered the opportunity to subscribe for common stock. Because all subscription rights terminated on March 15, 2000, any qualifying depositor who submits an order for the first time after March 15, 2000 will be deemed to be a participant in the community offering.

     If you wish to purchase shares, you must submit, by mail, by overnight courier or by hand delivering to either of our offices, a properly completed stock order form and certification, together with payment for the shares. We must receive your stock order form and certification, along with your payment, by 4:30 p.m., local time, on May 4, 2000, unless we extend this deadline.

Changes in Limits on Your Purchase of Common Stock

     We have not changed the purchase limitations in the offering. Your orders for common stock will be limited in the following ways:

     o    the minimum order is 25 shares;

     o    the maximum amount that an individual may purchase is $150,000;

     o the total amount that an individual with his or her associates may purchase is $200,000 (although this amount may be decreased in certain circumstances); and

     o if we receive orders for a greater number of shares than we are offering, then we will allocate the shares that we issue as described in "The Stock Offering--Limitations on Stock Purchases" in the February 11 prospectus. As a result, you may receive a smaller number of shares than you ordered.

For additional information on these purchase limitations see "The Stock Offering--Limitations on Stock Purchases" in the February 11 prospectus.

How You May Pay for Shares

     We have not changed how you may pay for your shares. You may only pay for your shares by:

     o    personal check, official bank check or money order; or

     o authorizing us to withdraw money from your deposit accounts maintained with Alamogordo Federal.

     Interest will continue to be paid on subscriptions made by personal check, official bank check or money order. If you authorize or previously authorized Alamogordo Financial to withdraw subscription funds from your deposit account at Alamogordo Federal, we will do so when the offering is completed. The funds that you authorize to be withdrawn will continue to earn interest based on the terms that you agreed to when you opened the account. You will not be able to use these funds until the stock offering is completed or terminated. If you subscribe by submitting a personal check, official bank check or money order, your funds will be held in an account at Alamogordo Federal until the stock offering is completed, and Alamogordo Federal will pay you interest at its current passbook rate. If you subscribe by submitting a personal check, official bank check or money order and the stock offering is not completed, we will send you a refund check that will include interest. If you subscribe by authorizing Alamogordo Financial to withdraw funds from your deposit account and the stock offering is not completed, then we will cancel the withdrawal authorization.

How We Intend to Use the Proceeds We Raise from the Offering

     Alamogordo Financial has not changed its intention to contribute 50% of the offering proceeds to Alamogordo Federal. Because the offering proceeds will be less than the amount described in the February 11 prospectus, however, the actual amount that will be contributed to Alamogordo Federal will be less. Assuming we sell 357,000 shares at the midpoint of the offering, and our offering expenses are $650,000, we intend to distribute the net proceeds from the offering as follows:

     o    $1.5 million will be contributed to Alamogordo Federal;

     o $286,000 will be loaned to Alamogordo Federal's employee stock ownership plan to fund its purchase of common stock; and

     o    $1.2 million will be retained by Alamogordo Financial.

     Alamogordo Financial has not changed its intention to use the net proceeds retained from the offering as a possible source of funds to finance the acquisition of other financial institutions and other businesses, pay dividends to stockholders, repurchase common stock, purchase mortgage-backed and investment securities, or for other general corporate purposes. Alamogordo Federal may use the proceeds it receives to establish or acquire additional branch offices, fund new loans, purchase mortgage-backed and investment securities, fund the recognition and retention plan or for general corporate purposes. Because the amount of the proceeds will be less than the amount described in the February 11 prospectus, however, Alamogordo Financial will probably be less likely to be able to complete an acquisition.

Changes in the Additional Compensation and Benefits that our Directors, Officers and Employees Will Have After the Stock Offering

     The benefit plans that we intend to provide for our officers, directors and employees have not changed. Stock benefits will continue to be offered to these persons at no cost to them. As described in the February 11 prospectus, the number of shares that will be awarded under any of these plans implemented within one year of the offering will be based on a percentage of the shares sold in the offering. Because the number of shares that is being offered has been decreased from the number offered pursuant to the February 11 prospectus, the actual number of shares that will be awarded pursuant to these plans may be less. As we stated in the February 11 prospectus, we will not implement a stock option plan or recognition and retention plan unless our stockholders approve them. We do not expect to ask our stockholders to approve these plans until at least six months after we complete the offering. We expect that these plans will purchase in the open market the shares to fund the awards, although the plans may be funded from our authorized but unissued shares.

Proposed Purchases of Common Stock by Management

     Because the size of the offering has been reduced, the percentage of the shares sold in the offering that will be owned by management will increase. The following table presents certain information as to the approximate purchases of common stock by each of our directors and by executive officers as a group, including their associates, as defined by applicable regulations. No individual has entered into a binding agreement to purchase these shares and, therefore, actual purchases could be more or less than indicated. For purposes of the following table, sufficient shares are assumed to be available to satisfy subscriptions in all categories. Our directors and executive officers and their associates, and our employees will pay the same price as all other subscribers for the shares for which they subscribe.

                                                         As a Percentage of Shares Sold
                                                       ----------------------------------
                                             Number        Minimum          Adjusted
                                               of            of              Maximum
              Name               Amount    of Shares   Offering Range   of Offering Range
              ----              --------   ---------   --------------   -----------------
Robert W. Hamilton ............ $150,000     15,000         4.9%               3.2%
S. Thomas Overstreet ..........  150,000     15,000         4.9                3.2
Marilyn L. Mott ...............   50,000      5,000         1.6                1.1
Earl E. Wallin ................   50,000      5,000         1.6                1.1
R. Miles Ledgerwood ...........   50,000      5,000         1.6                1.1
Executive officers who are
  not directors (4 persons) ...   86,000      8,600         2.8                1.8
                                --------     ------        ----               ----
  Total to be purchased by
    directors and executive
    officers .................. $536,000     53,600        17.7%              11.4%
                                ========     ======        ====               ====

----------
* Less than 1%.

How You May Obtain Additional Information Regarding the Offering

     If you have any questions regarding the offering, please call the Stock Information Center at (505) 443-2521.

                             ADDITIONAL RISK FACTOR

     You should consider carefully the following risk factor, in addition to those described in the February 11 prospectus, before deciding whether to invest in our common stock.

Our common stock will not be liquid.

     Because we are offering fewer shares than we offered in the February 11 prospectus, our common stock will be even less liquid that we stated in the February 11 prospectus. As we stated in the February 11 prospectus, we have never issued common stock to the public. Consequently, there is no established market for the common stock. We do not believe that a liquid trading market in shares of our common stock will develop. Persons purchasing shares may not be able to sell their shares when they desire if a liquid trading market does not develop, or sell them at a price equal to or above the initial offering price of $10.00 per share even if a liquid trading market develops.


                             ADDITIONAL INFORMATION

     This prospectus supplement describes the material changes to the terms of Alamogordo Financial's stock offering, and updates the pro forma effect, capitalization and regulatory capital of Alamogordo Financial and Alamogordo Federal as a result of the change in the terms of the offering and the updated independent appraisal. You should read this prospectus supplement along with the prospectus dated February 11, 2000.

     You may obtain another copy of the February 11, 2000 prospectus from the Stock Information Center, located at 500 10th Street, Alamogordo, New Mexico or by calling (505) 443-2521. We will not mail a prospectus supplement or February 11 prospectus any later than five days prior to the date on which the offering period ends, or hand deliver a prospectus supplement or February 11 prospectus any later than two days prior to that date. We have established this deadline in order to ensure that each purchaser receives a prospectus supplement and an additional copy of the February 11 prospectus in a timely manner under Securities and Exchange Commission rules. The Stock Order Form will include a representation that you have received this prospectus supplement and any February 11 prospectus in accordance with these rules, and by executing the Stock Order Form you will confirm this representation.

     Alamogordo Financial has filed with the Securities and Exchange Commission a post-effective amendment to a registration statement under the Securities Act of 1933 with respect to the common stock that we are offering. As permitted by the rules and regulations of the Securities and Exchange Commission, this prospectus supplement does not contain all the information set forth in the registration statement. The additional information, including the updated appraisal report which is an exhibit to the registration statement, can be examined without charge at the public reference facilities of the Securities and Exchange Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of such material can be obtained from the SEC at prescribed rates. In addition, the SEC maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including Alamogordo Financial. The statements contained in this prospectus supplement as to the contents of any contract or other document filed as an exhibit to the post-effective amendment to the registration statement are brief descriptions of the material terms of, and should be read along with, the contract or document.

     In addition, Alamogordo Financial has filed a post-effective amendment to its Application on Form MHC-2 with respect to the stock issuance. As permitted by the rules and regulations of the Office of Thrift Supervision, this prospectus supplement omits certain information, including the updated appraisal valuation, contained in the application. The application may be examined at the principal office of the Office of Thrift Supervision, 1700 G Street, N.W.,
Washington, D.C. 20552, and at the Midwest Regional Office of the Office of Thrift Supervision located at 122 West John Carpenter Freeway, Suite 600, Irving, Texas 75039-2010.

     A copy of the Stock Issuance Plan and the charter and bylaws of Alamogordo Financial, Alamogordo Federal and AF Mutual Holding Company are available without charge from Alamogordo Federal. Requests for this information should be directed to the Corporate Secretary, Alamogordo Financial, 500 10th Street, Alamogordo, New Mexico.

               ALAMOGORDO FEDERAL'S REGULATORY CAPITAL COMPLIANCE

     At December 31, 1999, Alamogordo Federal exceeded each of its regulatory capital requirements. Set forth below is a summary of Alamogordo Federal's compliance with the OTS capital standards as of December 31, 1999, on an historical and pro forma basis assuming that the indicated number of shares were sold for $10.00 per share as of such date and receipt by Alamogordo Federal of 50% of the net proceeds. For purposes of the table below, the amount expected to be borrowed by the ESOP and the cost of the shares expected to be acquired by the recognition and retention plan are deducted from pro forma regulatory capital. See "Management" from the February 11 prospectus.

                                                      Pro Forma at December 31, 1999, Based Upon the Sale of
                              ------------------------------------------------------------------------------------------------------
                                                                                                                   472,133 Shares(1)
                                                     303,450 Shares       357,000 Shares       410,550 Shares         at Adjusted
                                 Historical at        at Minimum of        at Midpoint of       at Maximum of         Maximum of
                               December 31, 1999     Offering Range       Offering Range       Offering Range       Offering Range
                              ------------------   ------------------   ------------------   ------------------   ------------------
                                        Percent              Percent              Percent              Percent              Percent
                                           of                   of                   of                   of                   of
                               Amount  Assets(2)    Amount  Assets(2)    Amount  Assets(2)    Amount  Assets(2)    Amount  Assets(2)
                              -------  ---------   -------  ---------   -------  ---------   -------  ---------   -------  ---------
GAAP capital ...............  $22,579    14.4%     $23,407    14.8%     $23,611    15.0%     $23,814    15.1%     $24,048    15.2%
                              =======    ====      =======    ====      =======    ====      =======    ====      =======    ====

Tangible capital:
  Tangible capital(3) ......  $22,679    14.4%     $23,507    14.9%     $23,710    15.0%     $23,914    15.1%     $24,148    15.2%
  Requirement ..............    2,357     1.5        2,373     1.5        2,376     1.5        2,380     1.5        2,384     1.5
                              -------    ----      -------    ----      -------    ----      -------    ----      -------    ----
    Excess .................  $20,322    12.9%     $21,134    13.4%     $21,334    13.5%     $21,534    13.6%     $21,764    13.7%
                              =======    ====      =======    ====      =======    ====      =======    ====      =======    ====

Core capital:
  Core capital(3) ..........  $22,679    14.4%     $23,507    14.9%     $23,710    15.0%     $23,914    15.1%     $24,148    15.2%
  Requirement(4) ...........    4,713     3.0        4,745     3.0        4,753     3.0        4,760     3.0        4,768     3.0
                              -------    ----      -------    ----      -------    ----      -------    ----      -------    ----
    Excess .................  $17,966    11.4%     $18,762    11.9%     $18,957    12.0%     $19,154    12.1%     $19,380    12.2%
                              =======    ====      =======    ====      =======    ====      =======    ====      =======    ====

Risk-based capital:
  Risk-based capital(3)(5) .  $23,108    29.9%     $23,943    30.7%     $24,148    31.0%     $24,353    31.2%     $24,588    31.4%
  Requirement ..............    6,187     8.0        6,229     8.0        6,239     8.0        6,249     8.0        6,260     8.0
                              -------    ----      -------    ----      -------    ----      -------    ----      -------    ----
    Excess .................  $16,921    21.9%     $17,714    22.7%     $17,909    23.0%     $18,104    23.2%     $18,328    23.4%
                              =======    ====      =======    ====      =======    ====      =======    ====      =======    ====

----------
(1) As adjusted to give effect to a 15% increase in the number of shares outstanding after the offering which could occur due to an increase in the maximum of the appraised value range as a result of regulatory considerations, demand for the shares, or changes in market conditions or general financial and economic conditions following the commencement of the offering.

(2) Tangible capital levels are shown as a percentage of tangible assets. Core capital levels are shown as a percentage of total adjusted assets.
     Risk-based capital levels are shown as a percentage of risk-weighted assets.

(3) Pro forma capital levels assume that Alamogordo Federal funds the recognition and retention plan, which purchases in the open market 4% of the common stock sold in the offering at a price equal to the price for which the shares are sold in the offering, and that the ESOP purchases 8% of the shares sold in the offering. See "Management" in the February 11 prospectus for a discussion of the recognition and retention plan and ESOP.

(4) The current core capital requirement for savings associations is 3% of total adjusted assets. The OTS has proposed core capital requirements that would require a core capital ratio of 3% of total adjusted assets for thrifts that receive the highest supervisory rating for safety and soundness and a 4% to 5% core capital ratio requirement for all other thrifts. See "Regulation--Standards for Safety and Soundness--Capital Requirements" in the February 11 prospectus.

(5) Assumes net proceeds are invested in assets that carry a risk-weighting equal to the average risk weighting of Alamogordo Federal's risk weighted assets as of December 31, 1999.

                      ALAMOGORDO FINANCIAL'S CAPITALIZATION

     The following table presents the historical consolidated capitalization of Alamogordo Financial at December 31, 1999, and the pro forma consolidated capitalization after giving effect to the stock offering, based upon the sale of the number of shares indicated in the table and the other assumptions set forth under "Pro Forma Data."

                                                                       Pro Forma Consolidated Capitalization
                                                                    Based Upon the Sale for $10.00 Per Share of
                                                                 -------------------------------------------------
                                                                                                          472,133
                                                                   303,450      357,000      410,550     Shares at
                                                                  Shares at    Shares at    Shares at    Adjusted
                                                                 Minimum of   Midpoint of    Maximum    Maximum of
                                                  Historical      Offering      Offering     Offering    Offering
                                                Capitalization      Range        Range        Range      Range(1)
                                                --------------   ----------   -----------   ---------   ----------
                                                                          (In Thousands)
Deposits(2) ...................................    $123,351       $123,351      $123,351     $123,351    $123,351
FHLB advances .................................      10,000         10,000        10,000       10,000      10,000
                                                   --------       --------      --------     --------    --------
Total deposits and borrowed funds .............    $133,351       $133,351      $133,351     $133,351    $133,351
                                                   ========       ========      ========     ========    ========
Stockholders' equity:
  Preferred Stock, $.10 par value, 10,000,000
    shares authorized; none to be issued(3) ...    $     --       $     --      $     --     $     --    $     --
  Common Stock, $.10 par value per share:
    10,000,000 shares authorized; shares to
    be issued as reflected ....................          --            108           128          147         169
  Additional paid-in capital(3) ...............          --          2,277         2,792        3,309       3,902
  Retained earnings ...........................      22,702         22,702        22,702       22,702      22,702
  Less:
    Common Stock acquired by ESOP(4) ..........          --           (243)         (286)        (328)       (378)
    Common Stock acquired by
      recognition and retention plan(5) .......          --           (121)         (143)        (164)       (189)
                                                   --------       --------      --------     --------    --------
      Total stockholders' equity ..............    $ 22,702       $ 24,723      $ 25,193     $ 25,666    $ 26,206
                                                   ========       ========      ========     ========    ========

  Total stockholders' equity as a percentage of
    pro forma total assets ....................       14.49%         15.58%        15.83%       16.08%      16.36%
                                                   ========       ========      ========     ========    ========

----------

(1) As adjusted to give effect to a 15% increase in the number of shares outstanding after the offering which could occur due to an increase in the maximum of the appraised value range as a result of regulatory considerations, demand for the shares, or changes in market conditions or general financial and economic conditions following the commencement of the offering.

(2) Does not reflect withdrawals from deposit accounts for the purchase of common stock in the offering. Such withdrawals would reduce pro forma deposits by the amount of such

(3) Reflects the sale of shares in the offering. Does not include proceeds from the offering that will be loaned to the ESOP to enable it to purchase shares in the offering. No effect has been given to the issuance of additional shares of common stock pursuant to the stock option plan that Alamogordo Financial expects to adopt. If such plan is approved by stockholders, an amount equal to 10% of the shares of common stock issued in the offering will be reserved for issuance upon the exercise of options. See "Management" in the February 11 prospectus.

(4) Assumes that 8% of the shares sold in the offering will be purchased by the ESOP and that the funds used to acquire the ESOP shares will be borrowed from Alamogordo Financial. The common stock acquired by the ESOP is reflected as a reduction of stockholders' equity. See "Management" in the February 11 prospectus.

(5) Assumes that, subsequent to the stock offering, 4% of the shares of common stock sold in the stock offering is purchased by the recognition and retention plan in the open market. The common stock to be purchased by the recognition and retention plan is reflected as a reduction of stockholders' equity. See"Pro Forma Data," and "Management" in the February 11 prospectus. The recognition and retention plan will not be implemented for at least six months after the stock offering and until it has been approved by stockholders.

                                 PRO FORMA DATA

     We are not able to determine the actual net proceeds from the sale of the common stock until the offering is completed. However, we estimate that net proceeds will be between $2.4 million and $3.5 million, or $4.1 million if the maximum of the independent valuation is increased by 15%. Our estimate is based on the assumption that the total expenses, including the marketing fees paid to Keefe, Bruyette & Woods, will be approximately $650,000.

     We calculated the pro forma consolidated net income and stockholders' equity of Alamogordo Financial for the six months ended December 31, 1999 and the year ended June 30, 1999, as if the common stock had been sold at the beginning of those periods and the net proceeds had been invested at 5.95% and 5.09% for the six months ended December 31, 1999 and the year ended June 30, 1999, respectively. We chose these yields because they represent the yields on the one-year U.S. treasury bill at December 31, 1999 and at June 30, 1999. In light of changes in interest rates in recent periods, Alamogordo Financial believes these rates more accurately reflect pro forma reinvestment rates than the arithmetic average method which assumes reinvestment of the net proceeds at a rate equal to the average of the yield on interest earning assets and the cost of deposits for these periods. We assumed a tax rate of 38% for both periods. This results in an after-tax annualized yield of 3.69% for the six months ended December 31, 1999 and 3.16% for the year ended June 30, 1999.

     We calculated historical and pro forma per share amounts by dividing historical and pro forma amounts of pro forma consolidated net income and stockholders' equity by the indicated number of shares of common stock. We adjusted these figures to give effect to the shares purchased by the employee stock ownership plan. We computed per share amounts for each period as if the common stock was outstanding at the beginning of the periods, but we did not adjust per share historical or pro forma stockholders' equity to reflect the earnings on the estimated net proceeds. As discussed under "How We Intend to Use the Proceeds from the Offering" in the February 11 prospectus, Alamogordo Financial intends to retain 50% of the net proceeds from the offering and intends to make a loan to the employee stock ownership plan to fund the employee stock ownership plan's purchase of 8% of the common stock issued in the offering. The loan is assumed to be repaid in substantially equal principal payments over a period of years.

     The following table gives effect to the recognition and retention plan, which we expect to adopt following the stock offering and present, along with the stock option plan, to stockholders for approval at least six months following the completion of the stock offering. If the recognition and retention plan is approved by stockholders, the restricted stock plan will acquire an amount of common stock equal to 4% of the shares of common stock issued in the offering if the plan is adopted within one year of the stock offering, either through open market purchases or from authorized but unissued shares of common stock, if permissible. In preparing the table below we assumed that stockholder approval has been obtained and that the recognition and retention plan purchases in the open market a number of shares equal to 4% of the shares sold in the offering at the same price for which they were sold in the stock offering. The stock is assumed to be awarded under the program in awards that vest gradually over five years.

     The following table does not give effect to:

     o    the shares to be reserved for issuance under the stock option plan;

     o withdrawals from deposit accounts for the purpose of purchasing common stock in the stock offering;

     o    Alamogordo Financial's results of operations after the stock offering;
          or

     o    the market price of the common stock after the stock offering.

     The following pro forma information may not represent the financial effects of the stock offering at the date on which the stock offering actually occurs and you should not use the table to indicate future results of operations. Pro forma stockholders' equity represents the difference between the stated amount of assets and liabilities of Alamogordo Financial computed in accordance with generally accepted accounting principles. We did not increase or decrease stockholders' equity to reflect the difference between the carrying value of loans and other assets and market value. Pro forma stockholders' equity is not intended to represent the fair market value of the common stock and may be different than amounts that would be available for distribution to stockholders if we liquidated.

                                                      At or For the Six Months Ended December 31, 1999
                                                         Based upon the Sale for $10.00 per share of
                                                      ------------------------------------------------
                                                                                            Maximum
                                                       Minimum     Midpoint    Maximum    As Adjusted
                                                       303,450     357,000     410,550      472,133
                                                        Shares      Shares      Shares     Shares(1)
                                                      ---------   ---------   ---------   -----------
                                                                  (Dollars in Thousands)
Gross proceeds ....................................   $   3,035   $   3,570   $   4,106    $   4,721
Expenses ..........................................         650         650         650          650
                                                      ---------   ---------   ---------    ---------
  Estimated net proceeds ..........................       2,385       2,920       3,456        4,071
  Common stock purchased by ESOP(2) ...............        (243)       (286)       (328)        (378)
  Common stock purchased by
    recognition and retention plan(3) .............        (121)       (143)       (164)        (189)
                                                      ---------   ---------   ---------    ---------
Estimated net proceeds after adjustment
  for stock benefit plans .........................   $   2,021   $   2,491   $   2,964    $   3,504
                                                      =========   =========   =========    =========
For the six months ended December 31, 1999:
Net income:
  Historical ......................................   $     388   $     388   $     388    $     388
Pro forma adjustments:
  Income on net proceeds ..........................          37          46          55           65
  ESOP(2) .........................................          (8)         (9)        (10)         (12)
  Recognition and retention plan(3) ...............          (8)         (9)        (10)         (12)
                                                      ---------   ---------   ---------    ---------
    Pro forma net income ..........................   $     409   $     416   $     423    $     429
                                                      =========   =========   =========    =========
Net income per share:
  Historical ......................................   $    0.37   $    0.31   $    0.27    $    0.24
Pro forma adjustments:
  Income on net proceeds ..........................        0.03        0.04        0.04         0.04
  ESOP(2) .........................................       (0.01)      (0.01)      (0.01)       (0.01)
  Recognition and retention plan(3) ...............       (0.01)      (0.01)      (0.01)       (0.01)
                                                      ---------   ---------   ---------    ---------
    Pro forma net income per share(2)(3)(4) .......   $    0.38   $    0.33   $    0.29    $    0.26
                                                      =========   =========   =========    =========
Offering price to pro forma net income per share ..       13.16x      15.15x      17.24x       19.23x
                                                      =========   =========   =========    =========
Shares considered outstanding in calculating
  pro forma net income per share ..................   1,060,688   1,247,868   1,435,047    1,650,307
                                                      =========   =========   =========    =========
At December 31, 1999:
Stockholders' equity:
  Historical ......................................   $  22,702   $  22,702   $  22,702    $  22,702
  Estimated net proceeds ..........................       2,385       2,920       3,456        4,071
  Less: Common stock acquired by ESOP(2) ..........        (243)       (286)       (328)        (378)
        Common stock acquired by recognition
          and retention plan(3) ...................        (121)       (143)       (164)        (189)
                                                      ---------   ---------   ---------    ---------
  Pro form stockholders' equity(5) ................   $  24,723   $  25,193   $  25,666    $  26,206
                                                      =========   =========   =========    =========
Stockholders' equity per share:
  Historical ......................................   $   20.95   $   17.81   $   15.48    $   13.46
  Estimated net proceeds ..........................        2.20        2.29        2.36         2.41
  Less: Common stock acquired by ESOP(2) ..........       (0.22)      (0.22)      (0.22)       (0.22)
        Common stock acquired by recognition
          and retention plan(3) ...................       (0.11)      (0.11)      (0.11)       (0.11)
                                                      ---------   ---------   ---------    ---------
  Pro forma stockholders' equity per share(3)(4)(5)   $   22.82   $   19.77   $   17.51    $   15.54
                                                      =========   =========   =========    =========
Offering price as a percentage of pro forma
  stockholders' equity per share ..................       43.82%      50.58%      57.11%       64.35%
                                                      =========   =========   =========    =========
Shares considered outstanding in calculating
  offering price as a percentage of pro forma
  stockholders' equity per share ..................   1,083,750   1,275,000   1,466,250    1,686,189
                                                      =========   =========   =========    =========

(footnotes begin on following page)

                                                        At or For the Six Months Ended June 30, 1999
                                                         Based upon the Sale for $10.00 per share of
                                                      ------------------------------------------------
                                                                                            Maximum
                                                       Minimum     Midpoint    Maximum    As Adjusted
                                                       303,450     357,000     410,550      472,133
                                                        Shares      Shares      Shares     Shares(1)
                                                      ---------   ---------   ---------   -----------
                                                                  (Dollars in Thousands)
Gross proceeds ....................................   $   3,035   $   3,570   $   4,106    $   4,721
Expenses ..........................................         650         650         650          650
                                                      ---------   ---------   ---------    ---------
  Estimated net proceeds ..........................       2,385       2,920       3,456        4,071
  Common stock purchased by ESOP(2) ...............        (243)       (286)       (328)        (378)
  Common stock purchased by
    recognition and retention plan(3) .............        (121)       (143)       (164)        (189)
                                                      ---------   ---------   ---------    ---------
Estimated net proceeds after adjustment
  for stock benefit plans .........................   $   2,021   $   2,491   $   2,964    $   3,504
                                                      =========   =========   =========    =========
For the fiscal year ended June 30, 1999:
Net income:
  Historical ......................................   $     679   $     679   $     679    $     679
Pro forma adjustments:
  Income on net proceeds ..........................          64          79          94          111
  ESOP(2) .........................................         (15)        (18)        (20)         (23)
  Recognition and retention plan(3) ...............         (15)        (18)        (20)         (23)
                                                      ---------   ---------   ---------    ---------
    Pro forma net income ..........................   $     713   $     722   $     733    $     744
                                                      =========   =========   =========    =========
Net income per share:
  Historical ......................................   $    0.64   $    0.54   $    0.47    $    0.41
Pro forma adjustments:
  Income on net proceeds ..........................        0.06        0.06        0.07         0.07
  ESOP(2) .........................................       (0.01)      (0.01)      (0.01)       (0.01)
  Recognition and retention plan(3) ...............       (0.01)      (0.01)      (0.01)       (0.01)
                                                      ---------   ---------   ---------    ---------
    Pro forma net income per share(2)(3)(4) .......   $    0.68   $    0.58   $    0.52    $    0.46
                                                      =========   =========   =========    =========
Offering price to pro forma net income per share ..       14.71x      17.28x      19.23x       21.74x
                                                      =========   =========   =========    =========
Shares considered outstanding in calculating
  pro forma net income per share ..................   1,061,902   1,249,296   1,436,689    1,652,195
                                                      =========   =========   =========    =========
At June 30, 1999:
Stockholders' equity:
  Historical ......................................   $  22,441   $  22,441   $  32,441    $  22,441
  Estimated net proceeds ..........................       2,385       2,920       3,456        4,071
  Less: Common stock acquired by ESOP(2) ..........        (243)       (286)       (328)        (378)
        Common stock acquired by recognition
          and retention plan(3) ...................        (121)       (143)       (164)        (189)
                                                      ---------   ---------   ---------    ---------
  Pro form stockholders' equity(5) ................   $  24,462   $  24,932   $  25,405    $  25,945
                                                      =========   =========   =========    =========
Stockholders' equity per share:
  Historical ......................................   $   20.71   $   17.60   $   15.31    $   13.31
  Estimated net proceeds ..........................        2.20        2.29        2.36         2.41
  Less: Common stock acquired by ESOP(2) ..........       (0.22)      (0.22)      (0.22)       (0.22)
        Common stock acquired by recognition
          and retention plan(3) ...................       (0.11)      (0.11)      (0.11)       (0.11)
                                                      ---------   ---------   ---------    ---------
  Pro forma stockholders' equity per share(3)(4)(5)   $   22.58   $   19.56   $   17.34    $   15.39
                                                      =========   =========   =========    =========
Offering price as a percentage of pro forma
  stockholders' equity per share ..................       44.29%      51.12%      57.67%       64.98%
                                                      =========   =========   =========    =========
Shares considered outstanding in calculating
  offering price as a percentage of pro forma
  stockholders' equity per share ..................   1,083,750   1,275,000   1,466,250    1,686,189
                                                      =========   =========   =========    =========

----------
(1) As adjusted to give effect to a 15% increase in the number of shares outstanding after the offering which could occur due to an increase in the maximum of the estimated valuation range as a result of regulatory considerations, demand for the shares, or changes in market conditions or general financial and economic conditions following the commencement of the offering.

(2) It is assumed that 8% of the shares sold in the stock offering will be purchased by the ESOP. For purposes of this table, the funds used to acquire such shares are assumed to have been borrowed by the ESOP from Alamogordo Financial. The amount to be borrowed is reflected as a reduction of stockholders' equity. Alamogordo Federal intends to make annual contributions to the ESOP in an amount at least equal to the principal and interest requirement of the debt. Alamogordo Federal's total annual payment of the ESOP debt is based upon ten equal annual installments of principal, with an assumed interest rate of 8.5%. The pro forma net earnings information makes the following assumptions: (i) Alamogordo Federal's contribution to the ESOP is equivalent to the debt service requirement for the period presented and was made at the end of the period; (ii) 1,214, 1,428, 1,642, and 1,889 shares at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively, were committed to be released during the six months ended December 31, 1999, at an average fair value equal to the price for which the shares are sold in the stock offering in accordance with Statement of Position ("SOP") 93-6; (iii) 2,428, 2,856, 3,284, and 3,777 shares at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively, were committed to be released during the year ended June 30, 1999, at an average fair value equal to the price for which the shares are sold in the stock offering in accordance with SOP 93-6; and (iv) only the ESOP shares committed to be released were considered outstanding for purposes of the net earnings per share calculations.

(3) Gives effect to the recognition and retention plan expected to be adopted following the stock offering. If implemented within one year of the offering, this plan intends to acquire a number of shares of common stock equal to 4% of the shares sold in the stock offering either through open market purchases or from authorized but unissued shares of common stock or treasury stock of Alamogordo Financial, if any. Funds used by the recognition and retention plan to purchase the shares will be contributed to the plan by Alamogordo Federal. In calculating the pro forma effect of the recognition and retention plan, it is assumed that the shares were acquired by the plan in open market purchases at the beginning of the period presented for a purchase price equal to the price for which the shares are sold in the stock offering, and that 10% and 20% of the amount contributed was an amortized expense during the six months ended December 31, 1999 and the fiscal year ended June 30, 1999, respectively. The issuance of authorized but unissued shares of the common stock to the recognition and retention plan instead of open market purchases would dilute the voting interests of existing stockholders by approximately 1%. In addition, if the recognition and retention plan purchases shares in the open market, then pro forma net earnings per share for the six months ended December 31, 1999 would be $0.38, $0.33, $0.29, and $0.25, and pro forma stockholders' equity per share at December 31, 1999 would be $22.68, $19.66, $17.42, and $15.48 at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively, and pro forma net earnings per share for the fiscal year ended June 30, 1999 would be $0.67, $0.59, $0.52, and $0.46, and pro forma stockholders' equity per share at June 30, 1999 would be $22.44, $19.46, $17.25, and $15.33 at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively. There can be no assurance that the actual purchase price of the shares granted under the recognition and retention plan will be equal to the Subscription Price.

(4) No effect has been given to the issuance of additional shares of common stock pursuant to the stock option plan expected to be adopted by Alamogordo Financial following the stock offering. Under the stock option plan, an amount equal to 10% of the common stock sold in the stock offering will be reserved for future issuance upon the exercise of options to be granted under the stock option plan. The issuance of common stock pursuant to the exercise of options under the stock option plan will result in the dilution of existing stockholders' interests. Assuming all options were exercised at the end of the period at an exercise price equal to the price for which the shares were sold in the offering, existing stockholders' voting interest would be diluted by approximately 2.8%. In addition, if the shares to fund the option plan are purchased in the open market, then pro forma net earnings per share for the six months ended December 31, 1999 would be $0.38, $0.32, $0.28, and $0.25, and pro forma stockholders' equity per share at December 31, 1999 would be $22.46, $19.49, $17.29, and $15.39 at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively, and pro forma net earnings per share for the fiscal year ended June 30, 1999 would be $0.67, $0.58, $0.51, and $0.45, and pro forma stockholders' equity per share at June 30, 1999 would be $22.22, $19.29, $17.12, and $15.24 at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively. There can be no assurance that the actual purchase price of the shares purchased by the stock option plan will be $10.00 per share.

(5)  The  retained   earnings  of   Alamogordo   Federal  will  continue  to  be
     substantially restricted after the offering.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         ------------------------------

                                   FORM 10-QSB

(Mark One)

[X] QUARTERLY  REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934 For the quarterly period ended December 31, 1999.

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934

    For the transition period from _______________ to _______________

                         Commission file number 0-29655


                        Alamogordo Financial Corporation
                        --------------------------------
        (Exact name of small business issuer as specified in its charter)

   United States of America                              74-2819148
--------------------------------            ------------------------------------
(State or other jurisdiction of             (IRS Employer Identification Number)
incorporation or organization)

                  500 10th Street, Alamogordo, New Mexico 88310
                    (Address of principal executive offices)

                                 (505) 437-9334
                            Issuer's telephone number

--------------------------------------------------------------------------------

Former name, former address and former fiscal year, if changed since last report

                      APPLICABLE ONLY TO CORPORATE ISSUERS:

     State the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date: 10 shares of common stock par value $.10 per share.

Transitional Small Business Disclosure Format (check one): Yes [ ]  No [x]

                        ALAMOGORDO FINANCIAL CORPORATION

                                      INDEX

                                                                     Page
                                                                     ----
PART I.   FINANCIAL INFORMATION

          Item 1. Consolidated Financial Statements

          Consolidated Balance Sheets as of
            December 31, 1999 and June 30, 1999.....................  Q-3

          Consolidated Statements of Income for the
            three months and six months ended
            December 31, 1999 and 1998..............................  Q-4

          Consolidated Statements of Changes in Equity
            for the six months ended
            December 31, 1999.......................................  Q-5

          Consolidated Statements of Cash Flows for the
            six months ended
            December 31, 1999 and 1998..............................  Q-6

          Notes to Consolidated Financial Statements................  Q-7

          Item 2. Management's Discussion and Analysis
                   of Financial Condition and Results of
                   Operations.......................................  Q-9

PART II.  OTHER INFORMATION......................................... Q-12

PART I. FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS


                        Alamogordo Financial Corporation
                        Consolidated Balance Sheets as of
                       December 31, 1999 and June 30, 1999
                                   (Unaudited)

                                                           At             At
                                                      December 31,     June 30,
                                                          1999           1999
                                                       ---------      ---------
                                                         (Dollars in thousands)
ASSETS
Cash and cash equivalents ........................     $   7,088      $   8,472
Securities:
      Available for sale .........................        15,723         17,030
      Held to maturity ...........................         5,215          3,473
Loans, net .......................................       117,451        115,949
Real estate owned, net ...........................            52             --
Premises and equipment, net ......................         8,585          8,745
Stock in Federal Home Loan Bank, at cost .........         1,370          1,332
Accrued interest .................................           881            955
Other assets .....................................           320            202
                                                       ---------      ---------
    Total assets .................................     $ 156,685      $ 156,158
                                                       =========      =========

LIABILITIES AND EQUITY
Deposits .........................................     $ 123,351      $ 122,460
Escrows ..........................................           489          1,006
Accrued interest and other liabilities ...........           143            251
Advances from Federal Home Loan Bank .............        10,000         10,000
                                                       ---------      ---------
   Total liabilities .............................       133,983        133,717
                                                       ---------      ---------

EQUITY
Common Stock, par value $.10 per share;
 10,000,000 shares authorized,
 100 shares issued ...............................            --             --
Retained earnings, substantially restricted ......        23,098         22,710
Accumulated other comprehensive income ...........          (396)          (269)
                                                       ---------      ---------
    Total equity .................................        22,702         22,441
                                                       ---------      ---------

Total liabilities and equity .....................     $ 156,685      $ 156,158
                                                       =========      =========

                        Alamogordo Financial Corporation
                        Consolidated Statements of Income
                    for the Three Months and Six Months Ended
                           December 31, 1999 and 1998
                                   (Unaudited)


                                         Three Months Ended    Six Months Ended
                                             December 31,         December 31,
                                          -----------------    ----------------
                                            1999     1998       1999      1998
                                            ----     ----       ----      ----
Interest income:
  Interest and fees on loans ..........   $ 2,287   $ 2,251   $ 4,577   $ 4,463
  Interest on securities ..............       258       305       485       690
  Interest on mortgage-backed
   securities .........................        43        61        87       118
  Interest on other interest
   earning assets .....................        59       169       132       319
                                          -------   -------   -------   -------
   Total interest income ..............     2,647     2,786     5,281     5,590

Interest expense:
  Interest on deposits ................     1,547     1,750     3,078     3,519
  Interest on FHLB and other
   borrowings .........................       127       127       250       254
                                          -------   -------   -------   -------
   Total interest expense .............     1,674     1,877     3,328     3,773
                                          -------   -------   -------   -------
    Net interest income ...............       973       909     1,953     1,817

Provision for loan losses .............        --        --        --        --
                                          -------   -------   -------   -------
  Net interest income, after
   provision for loan losses ..........       973       909     1,953     1,817
                                          -------   -------   -------   -------

Other income
  Service charges and fees ............        49        32        95        61
  Loss on sale of real
   estate owned .......................        --        --        --        (9)
  Gain on sale of
   premises and equipment .............        --        --        29        --
  Other ...............................        35        33        68        66
                                          -------   -------   -------   -------
   Total other income .................        84        65       192       118
                                          -------   -------   -------   -------

Other expenses
  Salaries and benefits ...............       338       322       657       623
  Occupancy ...........................       164       164       343       315
  Data processing fees ................        64        82       128       211
  Federal insurance premiums
   and other insurance expense ........        29        30        58        61
  Advertising .........................        28        19        54        33
  Other ...............................       173       134       322       293
                                          -------   -------   -------   -------
   Total other expenses ...............       796       751     1,562     1,536
                                          -------   -------   -------   -------
   Income before income taxes .........       261       223       583       399
                                          -------   -------   -------   -------

Provision for income taxes ............       102        66       195       104
                                          -------   -------   -------   -------
   Net income .........................   $   159   $   157   $   388   $   295
                                          =======   =======   =======   =======

                        Alamogordo Financial Corporation
            Consolidated Statement of Changes in Stockholders' Equity
                       Six Months Ended December 31, 1999
                                   (Unaudited)


                                                        Accumulated
                                                           Other
                                                        Comprehensive   Total
                                       Stock     Equity     Income      Equity
                                       -----     ------     ------      ------
BALANCES AT JUNE 30, 1999 .........  $     --   $ 22,710   $   (269)   $ 22,441

Comprehensive income
   Net income .....................        --        388         --         388

   Other comprehensive income,
    net of tax:
     Change in unrealized loss
      on securities available
      for sale, net of deferred
      income tax benefit of $(85) .        --         --       (127)       (127)
                                                                       --------

   Total comprehensive income .....        --         --         --         261
                                     --------   --------   --------    --------

Balances at December 31, 1999 .....  $     --   $ 23,098   $   (396)   $ 22,702
                                     ========   ========   ========    ========

                        Alamogordo Financial Corporation
                      Consolidated Statements of Cash Flows
                   Six Months Ended December 31, 1999 and 1998
                                   (Unaudited)

                                                                  Six Months
                                                              Ended December 31,
                                                              ------------------
                                                               1999        1998
                                                               ----        ----
Cash flows from operating activities:
   Net income ..........................................     $  388     $   295
   Adjustments to reconcile net income to
    net cash provided by operating activities
      Depreciation .....................................        181         166
      Net amortization of premiums and accretion
       of discounts on securities ......................        (28)        (48)
      Gain on sale of loans ............................         --          (5)
      (Gain) loss on sales of other real
       estate owned ....................................         --           9
      Gain on sales of premises and equipment ..........        (29)         --
   (Increase) decrease in interest receivable ..........         74         (64)
   (Increase) in other assets ..........................       (118)       (102)
   (Decrease) in interest payable and
    other liabilities ..................................       (108)        (41)
                                                            -------     -------
      Net cash provided by operating activities ........        360         210

Cash flows from investing activities:
   Proceeds from maturities of securities
    available-for sale .................................      1,084      13,777
   Proceeds from maturities of securities
    held-to-maturity ...................................      1,297         466
   Purchases of securities available-for-sale ..........         --      (5,019)
   Purchases of securities held-to-maturity ............     (2,915)         --
   Purchases of FHLB stock .............................        (38)        (38)
   Net (increase) in loans .............................     (1,712)       (867)
   Proceeds from sale of loans .........................         --       1,148
   Purchases of loans ..................................         --      (4,585)
   Proceeds from sales of premises and equipment .......         74          --
   Purchases of premises and equipment .................        (66)       (327)
   Net proceeds from sales of real estate owned ........        158          25
                                                            -------     -------
      Net cash provided by (used in)
       investing activities ............................     (2,118)      4,580

Cash flows from financing activities:
   Net increase (decrease) in deposits .................        891         701
   Net increase (decrease) in escrows ..................       (517)       (623)
                                                            -------     -------
      Net cash provided by (used in) financing
       activities ......................................        374          78
                                                            -------     -------

Net increase in cash and cash equivalents ..............     (1,384)      4,868

Cash and cash equivalents, beginning of year ...........      8,472       6,992
                                                            -------     -------

Cash and cash equivalents, end of year .................    $ 7,088     $11,860
                                                            -------     -------
Noncash investing and financing activities:
   Transfers of loans to real estate owned .............    $   209     $    --

Supplemental disclosures of cash flow information:
   Income taxes paid ...................................    $   186     $   106
   Interest ............................................      3,378       3,777

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)

1. Stock Offering

         On October 19,1999, the Board of Directors of Alamogordo Financial adopted a Plan of Stock issuance. Pursuant to the Plan of Stock Issuance, a prospectus date February 11, 2000, and a prospectus supplement dated April 11, 2000 Alamogordo Financial plans to offer and sell up to 410,550 shares of its common stock in a community offering, and issue additional shares to AF Mutual Holding Company. Following the offering, purchasers in the offering will own 28.0% of Alamogordo Financial's common stock, and AF Mutual Holding Company will own 72.0%. The offering price will be $10 per share. Offering costs will be deferred and deducted from the proceeds of the shares sold. If the offering is not completed, all costs will be charged to expense.

2. Basis of Presentation

         The financial statements included herein have been prepared by Alamogordo Financial without audit. In the opinion of management, the unaudited financial statements include all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the financial position and results of operations for the periods presented. Certain information and footnote disclosures normally included in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. Alamogordo Financial believes that the disclosures are adequate to make the information presented not misleading; however, the results for the quarter ended December 31, 1999 are not necessarily indicative of results to be expected for the entire fiscal year ending June 30, 2000.

         The interim unaudited financial statements presented herein should be read in conjunction with Alamogordo Financial's prospectus dated February 11, 2000, and the annual audited financial statements of Alamogordo Financial for the fiscal year ended June 30, 1999, that are contained in the prospectus.

3. Allowance for Loan Losses

         The allowance for loan losses is established through provisions for losses charged to earnings. Loan losses are charged against the allowance when management believes that the collection of principal is unlikely. Recoveries of loans previously charged-off are credited to the allowance when realized.

         The allowance for loan losses is an amount that management believes will be adequate to absorb probable losses on existing loans that may become uncollectible, based on evaluations of the collectibility of the loans. Management's evaluations, which are subject to periodic review by the Bank's regulators, take into consideration such factors as the Bank's past loan loss experience, changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans and collateral values, and current economic conditions that may affect the borrowers' ability to pay. Future adjustments to the allowance for loan losses may be necessary based on changes in economic and real estate market conditions, further information obtained regarding known problem loans, regulatory examinations, the identification of additional problem loans, and other factors.

Activity in the allowance for loan losses for the periods indicated is summarized as follows:


                                    Three Months Ended       Six Months Ended
                                        December 31,            December 31,
                                    ------------------       -----------------
                                      1999       1998         1999        1998
                                      ----       ----         ----        ----
Balance at beginning of period...      467        481          472         486
Provision for loan losses........       --         --           --          --
Charge-offs......................       (5)        --          (11)         (5)
Recoveries.......................        7         --            8          --
                                     -----      -----        -----       -----
Balance at end of period.........    $ 469      $ 481        $ 469       $ 481
                                     =====      =====        =====       =====


4. Comprehensive Income

         Alamogordo Financial has adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income", which establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses). In accordance with the provisions of SFAS No. 130, Alamogordo Financial's total comprehensive income (loss) was $261 and $322 for the six months ended December 31, 1999 and 1998, respectively, and $69 and $105 for the three months ended December 31, 1999 and 1998, respectively. The difference between Alamogordo Financial's net income and total comprehensive income for these periods equals the change in the after- tax net unrealized gain or loss on securities available for sale during the applicable periods. Accumulated other comprehensive income (loss) in the consolidated statements of financial condition represents the after-tax net unrealized gain
(loss) on securities available for sale as of December 31, 1999 and June 30, 1999.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AT DECEMBER 31, 1999 AND JUNE 30, 1999

         Alamogordo Financial's total assets increased by $527,000, or .3%, to $156.7 million at December 31, 1999, from $156.2 million at June 30, 1999. The increase resulted primarily from an increase in loans receivable and securities, partially offset by a decrease in cash and cash equivalents. Loans receivable increased by $1.5 million, or 1.3%, to $117.4 million from $115.9 million as a result of new loan originations surpassing principal repayments and loan payoffs. Securities, including mortgage- backed securities, increased by $435,000, or 2.1%, to $20.9 million from $20.5 million as a result of new purchases surpassing maturities and repayments. Cash and cash equivalents decreased by $1.4 million, or 16.3%, to $7.1 million from $8.5 million primarily due to the annual payment of county property taxes for borrowers.

         Total deposits increased by $891,000, or .7%, to $123.4 million at December 31, 1999 from $122.5 million at June 30, 1999. The increase resulted from a $1.1 million, or 1.1%, increase in term certificates to $103.6 million from $102.5 million, offset by a $178,000, or .1%, decrease in transaction and savings deposits to $19.8 million from $20.0 million. The increase in term certificates resulted primarily from an increase in public funds. Total borrowings were unchanged at $10.0 million.

         Equity increased by $261,000, or 1.16%, to $22.7 million from $22.4 million primarily due to earnings over the period, partially offset by a $127,000 decrease in accumulated other comprehensive income related to unrealized losses on securities available for sale. As of December 31, 1999, Alamogordo Federal had $22.7 million of tangible capital or 14.4% of tangible assets, $22.7 million of core capital or 14.4% of total adjusted assets, and $23.1 million of risk-based capital or 29.9% of risk- weighted assets.

COMPARISON OF OPERATING RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31, 1999 AND 1998

         General. Net income increased by $2,000, or 1.3%, to $159,000 for the three months ended December 31, 1999, from $157,000 for the three months ended December 31, 1998. The increase resulted from an increase in net interest income and other income, partially offset by an increase in other expense and the provision for income taxes. Alamogordo Federal's computers and data processors did not experience any difficulties related to their ability to correctly identify the year 2000.

         Interest Income. Interest income decreased by $139,000, or 5.0%, to $2.6 million for the three months ended December 31, 1999 from $2.8 million for the three months ended December 31, 1998. The decrease resulted from a decrease in interest on securities and other interest-earning assets, partially offset by an increase in interest and fees on loans. Interest and fees on loans receivable increased by $36,000, or 1.6%. The increase resulted from a $6.3 million, or 5.7%, increase in the average balance of loans receivable to $117.2 million from $110.9 million, partially offset by a 32 basis point decrease in the average yield on the loan portfolio to 7.80% from 8.12%. The increase in average balance of loans receivable resulted from a net increase in both mortgage and consumer and other loans. The decrease in the average yield resulted from the prepayment of higher yielding loans in a declining interest rate environment. The decrease in average yield also resulted, in part, from downward adjustments in adjustable-rate loans. Interest on securities, including mortgage-backed securities and other interest- earning assets, decreased by $175,000, or 32.7%, to $360,000 from $535,000. This decrease resulted from a $4.1 million, or 16.3%, decrease in the average balance of securities due to maturities and repayment of principal, and a 10 basis point decrease in the average yield on securities. The average balance of other interest-earning assets decreased by $9.4 million, the effects of which were partially offset by an increase in the average yield of 190 basis points.

         Interest Expense. Interest expense on deposits decreased by $203,000, or 11.6%, to $1.5 million for the three months ended December 31, 1999 from $1.8 million for the three months ended December 31,1998. Interest expense on transaction and savings accounts decreased to $101,000 from $111,000, as the average balance of transaction and savings accounts remained relatively stable, and the average cost decreased to 2.27% from 2.46%. Interest expense on certificate accounts decreased by $193,000, to $1.4 million from $1.6 million, as the average balance of certificate accounts decreased by $4.6 million and the average cost decreased by 48 basis points. Interest expense on borrowings remained stable at $127,000. The decrease in certificate accounts resulted primarily from a decrease in public funds. The decrease in rates resulted from a general decline in shorter-term market rates of interest.

         Net Interest Income. Net interest income increased by $64,000, or 7.0%, to $973,000 for the three months ended December 31, 1999 from $909,000 for the three months ended December 31, 1998. Net interest rate spread, the difference between the yield on average total interest-earning assets and the cost of average total interest-bearing liabilities, increased by 41 basis points to 2.36% from 1.95%.

         Provision for Loan Losses. We establish provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level that we believe is appropriate to absorb future charge-offs of loans deemed uncollectible. In determining the appropriate level of the allowance for loan losses, management considers loss experience, evaluations of real estate collateral, economic conditions, volume and type of lending and the levels of nonperforming and other classified loans. Based on our evaluation of these factors, and based on loan allowance recoveries of $7,000 and charge-offs of $5,000 for the three months ended December 31, 1999, and no charge-offs or recoveries for the three months ended December 31, 1998, we made no provision for loan losses. The allowance for loan losses decreased to $469,000, or 259.1% of total nonperforming loans at December 31, 1999 from $472,000, or 88.7% of total nonperforming loans at June 30, 1999. The amount of the allowance is based on estimates and the ultimate losses may vary from such estimates. Management assesses the allowance for loan losses on a quarterly basis and makes provisions for loan losses as necessary in order to maintain the adequacy of the allowance. While management uses available information to recognize losses on loans, future loan loss provisions may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses and may require us to recognize additional provisions based on their judgment of information available to them at the time of their examination. Management believes that the allowance for loan losses at December 31, 1999 and June 30, 1999 was adequate.

         Other Income. Total other income includes service charges and fees, gain (loss) on sale of real estate owned and premises and equipment, and other. Total other income increased by $19,000, or 29.2%, to $84,000 from $65,000. Service charges and fees increased by $17,000 primarily due to ATM fee income and deposit account service charges. Other income increased by $5,000 as a result of increased tenant occupancy of the office building.

         Other Expense. Total other expense increased by $45,000, or 6.1%, to $796,000 for the three months ended December 31, 1999 from $751,000 for the three months ended December 31, 1998. A decrease in the deferral of loan origination costs, which was offset by employee compensation expense, contributed $16,000 to this increase as new loan originations decreased during the latter period. Advertising expense increased $9,000 primarily due to additional marketing programs. These increases were partially offset by a $18,000 decrease in data processing fees due to Alamogordo Federal's conversion of its data processing system during the earlier period.

         Provision for Income Taxes. The provision for income taxes increased to $102,000, or 39.1% of net income before income taxes, from $66,000, or 29.6% of net income before income taxes. The increase in the provision resulted from an increase in net income before income taxes. The increase in effective tax rate resulted from a decrease in income from tax-exempt securities and other changes in deferred tax items.

COMPARISON OF OPERATING RESULTS FOR THE SIX MONTHS ENDED DECEMBER 31, 1999 AND 1998

         General. Net income increased by $93,000, or 31.7%, to $388,000 for the six months ended December 31, 1999, from $295,000 for the six months ended December 31, 1998. The increase resulted from an increase in net interest income and other income, partially offset by an increase in other expense and the provision for income taxes.

         Interest Income. Interest income decreased by $309,000, or 5.5%, to $5.3 million for the six months ended December 31, 1999 from $5.6 million for the six months ended December 31, 1998. The decrease resulted from a decrease in interest on securities and other interest-earning assets, partially offset by an increase in interest and fees on loans. Interest and fees on loans receivable increased by $114,000, or 2.6%. The increase resulted from a $7.2 million, or 6.5%, increase in the average balance of loans receivable to $116.9 million from $109.7 million, partially offset by a 30 basis point decrease in the average yield on the loan portfolio to 7.83% from 8.13%. The increase in average balance of loans receivable resulted from a net increase in both mortgage and consumer and other loans. The decrease in the average yield resulted from the prepayment of higher yielding loans in a declining interest rate environment. The decrease in average yield also resulted, in part, from downward adjustments in adjustable-rate loans. Interest on securities, including mortgage-backed securities and other interest- earning assets, decreased by $423,000, or 37.5%, to $704,000 from $1.1 million. This decrease resulted from an $8.7 million, or 30.2%, decrease in the average balance of securities due to maturities and repayment of principal, and an 8 basis point decrease in the average yield on securities. The average balance of other interest-earning assets decreased by $6.8 million, the effects of which were partially offset by a 76 basis point increase in the average yield.

         Interest Expense. Interest expense on deposits decreased by $441,000, or 12.5%, to $3.1 million for the six months ended December 31, 1999 from $3.5 million for the six months ended December 31,1998. Interest expense on transaction and savings accounts decreased to $197,000 from $245,000, as the average balance of transaction and savings accounts remained relatively stable, and the average cost decreased to 2.18% from 2.72%. Interest expense on certificate accounts decreased by $393,000, to $2.9 million from $3.3 million, as the average balance of certificate accounts decreased by $5.6 million and the average cost decreased by 44 basis points. Interest expense on borrowings decreased to $250,000 from $254,000. The decrease in certificate accounts resulted primarily from a decrease in public funds. The decrease in rates resulted from a general decline in shorter-term market rates of interest.

         Net Interest Income. Net interest income increased by $136,000, or 7.5%, to $1.9 million for the six months ended December 31, 1999 from $1.8 million for the six months ended December 31, 1998. The net interest rate spread, the difference between the yield on average total interest-earning assets and the cost of average total interest-bearing liabilities, increased by 45 basis points to 2.38% from 1.93%.

         Provision for Loan Losses. Our policy regarding provisions for loan losses is described in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Comparison of Operating Results for the Three Months Ended December 31, 1999 and 1998." Based on the factors described in that section, and based on net loan charge-offs of $3,000 and $5,000 during the six months ended December 31, 1999 and 1998, respectively, we made no provision for loan losses in either period. Management believes that the allowance for loan losses at December 31, 1999 was adequate.

         Other Income. Total other income increased by $74,000, or 62.7%, to $192,000 from $118,000. Service charges and fees increased by $33,000 primarily due to ATM fee income and deposit account service charges. Other income increased by $10,000 as a result of increased tenant occupancy of the office building. Gain on sale of real estate totaled $29,000 for the six months ended December 31, 1999, as compared to no gain for the previous period as a result of the sale of land.

         Other Expense. Total other expense increased by $26,000, or 1.7%, to $1.6 million for the six months ended December 31, 1999 from $1.5 million for the six months ended December 31, 1998. The net increase was the result primarily of the opening of Alamogordo Federal's second branch office.

         Provision for Income Taxes. The provision for income taxes increased to $195,000, or 33.4% of net income before income taxes, from $104,000, or 26.1% of net income before income taxes. The increase in the provision resulted from an increase in net income before income taxes. The increase in effective tax rate resulted from a decrease in income from tax-exempt securities and other changes in deferred tax items.

PART II. OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

         There are various claims and lawsuits in which Alamogordo Financial is periodically involved incidental to its business. In the opinion of management, no material loss is expected from any of such pending claims or lawsuits.

ITEM 2. CHANGES IN SECURITIES AND USE OF PROCEEDS

         (a) Changes in Securities.

         Not applicable.

         (b) Use of proceeds.

         Not applicable

ITEM 3.  DEFAULTS UPON SENIOR SECURITIES

         Not applicable.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

         None.

ITEM 5.  OTHER INFORMATION

         None.

ITEM 6.  EXHIBITS AND REPORT ON FORM 8-K.

         None.


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed by the undersigned thereunto duly authorized.


                                    Alamogordo Financial Corporation

                                        /s/ R. Miles Ledgerwood
Date: April 4, 2000                 By: ----------------------------------------
                                        R. Miles Ledgerwood
                                        President and Chief Executive Officer


                                        /s/ Norma J. Clute
Date: April 4, 2000                 By: ----------------------------------------
                                        Norma J. Clute
                                        Vice President and Treasurer

================================================================================

     You should rely only on the information contained in this prospectus. Alamogordo Financial Corporation has not authorized anyone to provide you with different information. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof.


                                   ALAMOGORDO
                              FINANCIAL CORPORATION

                              Up to 472,133 Shares

                                  Common Stock
                           ($0.10 par value per share)


                               COMMUNITY OFFERING
                                   PROSPECTUS

                          -----------------------------

                          Keefe, Bruyette & Woods, Inc.

                          -----------------------------

                                 April 11, 2000

                  THESE SECURITIES ARE NOT DEPOSITS OR ACCOUNTS
                   AND ARE NOT FEDERALLY INSURED OR GUARANTEED

================================================================================